Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED JULY 2, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014, and our sticker supplements dated April 23, 2014, May 9, 2014, May 13, 2014 and June 24, 2014. Capitalized terms have the same meanings as in the prospectus unless otherwise stated herein.

The information contained in this sticker supplement is presented as of July 2, 2014.

Front Cover

The following replaces in its entirety the third sentence of the first paragraph of the Front Cover of the prospectus.

In particular, we focus on acquiring properties primarily in the United States within the senior housing, medical office building, acute care and post-acute care facility sectors, including stabilized, stabilizing and development properties, as well as other income-producing real estate and real estate-related securities and loans.

PROSPECTUS SUMMARY

The following replaces in its entirety the third sentence of the second paragraph of the section entitled “PROSPECTUS SUMMARY – Our Business” on page 2 of the prospectus.

In particular, we focus on acquiring properties primarily in the United States within the senior housing, medical office facility, acute care and post-acute care facility sectors, including stabilized, stabilizing and development properties, as well as other types of income-producing real estate and real estate-related securities and loans.

The following updates and replaces the third paragraph of the section entitled “PROSPECTUS SUMMARY – Our Offering” on page 21 of the prospectus.

On May 20, 2014, the Company filed a registration statement on Form S-11 (Registration No. 333-196108) with the Commission in connection with the proposed follow-on offering of up to an additional 750,000,000 in shares of common stock, including approximately $37,500,000 in shares to be issued pursuant to its distribution reinvestment plan. We will continue to sell shares in this offering until the follow-on offering registration statement is declared effective and this offering is terminated. However, our board of directors may terminate this offering at any time.

It is expected that the follow-on offering will become effective and sales under the follow-on offering will commence by mid-January 2015, subject to the receipt of all necessary regulatory approvals, and continue through the end of 2015, unless earlier terminated by the board of directors. The follow-on offering is subject to change prior to effectiveness and there is no assurance the Company will commence the follow-on offering.

RISK FACTORS

The following paragraph supersedes and replaces in full the third paragraph of the risk factor on page 40 of the prospectus in the section entitled “RISK FACTORS – Risks Related to Our Business.”

Finally, if we lease a senior housing, acute or post-acute care property to our TRS rather than leasing the property to a third-party tenant, our TRS will generally be the license holder and become subject to state licensing requirements and certain operating risks that apply to facility operators, including regulatory violations and third-party actions for negligence or misconduct. The TRS will have increased potential liability resulting from events or conditions that occur at the facility, including, for example, injuries to residents and deaths of residents at the facility. In the event the TRS incurs liability and a successful claim is made that the separate legal status of the TRS should be ignored for equitable or other reasons (i.e. a corporate veil piercing claim), we may also become liable for such matters. Insurance may not cover all such liabilities. Any negative publicity resulting from lawsuits related to our TRS status as a licensee could adversely affect our business reputation and ability to attract and retain residents in our properties, our ability to obtain or maintain licenses at the affected facility and other facilities, and our ability to raise additional capital.

INVESTMENT OBJECTIVES AND POLICIES

The following replaces in its entirety the last sentence of the first paragraph of the section entitled “INVESTMENT OBJECTIVES AND POLICIES – Investment Policies” on page 72 of the prospectus.

We are focusing on assets within the senior housing, medical office building, acute care and post-acute care property sectors, including stabilized, stabilizing and development properties.

The following is added after the third full paragraph of the section entitled “INVESTMENT OBJECTIVES AND POLICIES – Investment Policies” on page 73 of the prospectus.

The properties we purchase may be in various stages: development, stabilizing or stabilized. Our developer is responsible for construction management of such properties. We define stabilizing properties to be either developed properties which are fully constructed and in lease-up phase or existing “value add” properties purchased for which we are making a capital investment to upgrade or expand. We consider a property to be stabilized upon the earlier of (i) when the property reaches 85% occupancy for a trailing three month period, or (ii) a two year period from acquisition or completion of development.

BUSINESS

The following replaces in its entirety the third sentence in the first paragraph of the section entitled “BUSINESS – Our Company” on page 76 of the prospectus.

In particular, we focus on acquiring properties primarily in the United States within the senior housing, medical office facility, acute care and post-acute care property sectors, including stabilized, stabilizing and development properties.

The following paragraph is added after the first paragraph of the section entitled “BUSINESS – Our Company” on page 76 of the prospectus.

The properties we purchase may be in various stages: development, stabilizing or stabilized. Our developer is responsible for construction management of the property. We define stabilizing properties to be either developed properties which are fully constructed and in lease-up phase (typically 18 months post-construction) or existing (“value add”) properties purchased for which we are making a capital investment to upgrade or expand. We consider a property to be stabilized upon the earlier of (i) when the property reaches 85% occupancy for a trailing three month period, or (ii) a two year period from acquisition or completion of development.

The following subsection is added after the section entitled “BUSINESS – Market Opportunities and Trends - Other Healthcare Related Properties” on page 97 of the prospectus.

Healthcare Property Stages

Stabilized Healthcare Properties

The majority of our healthcare properties are stabilized properties. We consider a property to be stabilized upon the earlier of (i) when the property reaches 85% occupancy for a trailing three month period, or (ii) a two year period from acquisition or completion of development.

Stabilizing Healthcare Properties

We define stabilizing assets as those that have completed construction and are in lease-up phase (which is typically 18 months post-construction) or properties in which expenditures are necessary to upgrade or expand to increase occupancy and revenues.

Development Healthcare Properties

We expect to invest certain proceeds from this offering in properties to be constructed or completed. Creating an asset from the ground up allows us to use the most state-of-the-art planning and construction materials, and ultimately, create property with the best longevity and resale value. We believe that from the first quarter of 2014 through the end of 2015 a significant spread will continue between the cost to build new healthcare properties and the prices for which those same quality existing units are purchased. Similarly, we believe that the spread will continue to exist between the cost per unit for construction and the value per stabilized unit, which is at one of its widest points in recent history, thereby allowing for construction of new units at a discount compared to market prices for existing stabilized healthcare properties. Development properties may be wholly owned by us or owned through a joint venture with a development partner. The developer is responsible for planning construction, obtaining necessary approvals and completing project development plans so the project is shovel-ready before our investment.

Development Partners

Depending on the experience and expertise of a third-party developer, we may engage them or their affiliate to develop the property and require the developer or an affiliate thereof to provide certain construction and other related guarantees. To help ensure performance by the builders of properties that are under construction, we will seek guarantees at the contracted price by a completion bond or performance bond to the extent available in certain jurisdictions. Our advisor may rely upon the net worth of the contractor or developer or a personal guarantee accompanied by financial statements reporting a substantial net worth provided by an affiliate of the Person entering into the construction or development contract as an alternative to a completion bond or performance bond. Development of real estate properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables. See “Risk Factors — Risks Related to Our Business.”

SUMMARY OF REDEMPTION PLAN

The following replaces in its entirety the fifth paragraph of the section entitled “SUMMARY OF REDEMPTION PLAN” on page 146 of the prospectus.

In addition, we have the right to waive any holding periods in the event of the death, qualifying disability, confinement to a long-term care facility or bankruptcy of a stockholder as defined under the plan. Redemption of shares issued pursuant to our distribution reinvestment plan will be priced based upon the purchase price or our estimated net asset value per share, depending upon when the shares were issued.

3